Exhibit 99.(a)(1)(f)

FORMS OF CONFIRMATION

Confirmation to Employees who Elect to Participate in the Offer to Amend
the Exercise Price of Certain Options

THE CHEESECAKE FACTORY INCORPORATED has received your election form [dated       , 2007], by which you elected to have some or all of the shares subject to the outstanding option grants that you have indicated be amended, subject to the terms and conditions of the Offer.

If you change your mind, you may withdraw your election as to some or all of your eligible options by completing and signing the withdrawal form which was previously provided to you, and delivering it to Michelle Dutcher by fax at 866-767-5780, by hand delivery or by commercial courier capable of providing proof of delivery addressed to The Cheesecake Factory Incorporated, Attention: Michelle Dutcher, 26901 Malibu Hills Road, Calabasas Hills, California 91301, before 5:00 p.m., Pacific Time, on March 8, 2007. Only withdrawal forms that are complete, signed and actually received by Michelle Dutcher by the deadline will be accepted. Withdrawal forms submitted by U.S. mail (or other post), are not permitted. If you have questions concerning the submission of your form, please direct them to us by telephone at: 818-871-8333 or by e-mail at: tenderquestions@thecheesecakefactory.com

Please note that our receipt of your election form is not by itself an acceptance of the options. For purposes of the offer, Cheesecake Factory will be deemed to have accepted options with respect to which proper elections have been made and not properly withdrawn as of the date when Cheesecake Factory gives oral or written notice to the option holders generally of its acceptance of such options, which notice may be made by press release, fax or other method of communication. Cheesecake Factory’s formal acceptance is expected to take place shortly after the end of the offer period.

Confirmation to Employees who Withdraw their Stock Options
from the Offer to Amend the Exercise Price of Certain Options

Cheesecake Factory has received your withdrawal form dated March 8, 2007, by which you rejected Cheesecake Factory’s Offer to Amend some or all of your eligible outstanding options. Any options you have not withdrawn will remain bound pursuant to your prior election form.

If you change your mind, you may once again elect to accept the offer with respect to some or all of your eligible option grants by completing and submitting a new election form by delivering it to Michelle Dutcher by fax at 866-767-5780, by hand delivery or by commercial courier capable of providing proof of delivery addressed to The Cheesecake Factory Incorporated, Attention: Michelle Dutcher, 26901 Malibu Hills Road, Calabasas Hills, California 91301, before 5:00 p.m., Pacific Time, on March 8, 2007.

If you have questions concerning the submission of your form, please direct them to us by telephone at: 818-871-8333 or by e-mail at: tenderquestions@thecheesecakefactory.com